SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                              ----------------

                            TOKHEIM CORPORATION
                              (Name of Issuer)

                              ----------------

                         Common Stock, no par value
                       (Title of Class of Securities)

                              ----------------

                                 889073201
                   (CUSIP Number of Class of Securities)

                              ----------------

                               Richard Knaub
                           BARCLAYS CAPITAL INC.
                                222 Broadway
                             New York, NY 10038
               (Name, Address and Telephone Number of Person
             authorized to Receive Notices and Communications)

                             -----------------

                              October 20, 2000
     (Date of Event Which Requires Filing of Statement on Schedule 13D)


--------------
         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  889073201                     13D          Page 2 of 6 Pages

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   1      NAMES OF REPORTING PERSONS: BARCLAYS BANK PLC
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 13-494-2190
------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                   (a)  |_| (b)  |_|
------------------------------------------------------------------------------
   3      SEC USE ONLY
------------------------------------------------------------------------------
   4      SOURCE OF FUNDS:                                           WC
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                       |_|
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION:        United Kingdom
------------------------------------------------------------------------------
                           7   SOLE VOTING POWER     1,282,917 Common Shares
           NUMBER OF       ---------------------------------------------------
            SHARES
         BENEFICIALLY      8   SHARED VOTING POWER          0
           OWNED BY        ---------------------------------------------------
             EACH          9   SOLE DISPOSITIVE POWER   1,282,917 Common Shares
           REPORTING       ---------------------------------------------------
            PERSON         10  SHARED DISPOSITIVE POWER     0
             WITH
------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,917 Common Shares
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                         |_|
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11           40.4%*
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                   BK
------------------------------------------------------------------------------


* Barclays's current holdings of 1,282,917 shares (the total of 1,030,454 Common Shares, 40,643 Series A Warrants and 211,819 Series B Warrants) is equal to 40.4% of 2,805,369 shares (the total of 2,552,907 Common Shares outstanding as of February 28, 2001, 40,643 Series A Warrants held by Barclays and 211,819 Series B Warrants held by Barclays) . Barclays's current holdings of 1,282,917 shares is equal to 27.0% of 4,752,462 (the total of 4,500,000 Common Shares upon full distribution of all common shares according to the Plan, 40,643 Series A Warrants held by Barclays and 211,819 Series B Warrants held by Barclays). As of the date of this filing, Barclays was in possession of (i) all of its Series A Warrants, (ii) only 682,859 Common Shares, because the 346,717 Common Shares to be issued pursuant to the exchange of the Senior Subordinated Euro Notes have not been issued yet, and 878 Common Shares to be issued pursuant to the exchange of a lost Junior Subordinated Note in the amount of $480,000 have not been issued yet; and (iii) only 206,398 Series B Warrants, because 5,421 Series B Warrants to be issued pursuant to the exchange of a lost Junior Subordinated Note in the amount of $480,000 have not been issued yet.



CUSIP No. 889073201                 13D                   Page 3 of 6 Pages

------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS: BARCLAYS CAPITAL SECURITIES LTD.
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:  98-011-8215
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                   (a)  |_| (b)  |_|
------------------------------------------------------------------------------
   3      SEC USE ONLY
------------------------------------------------------------------------------
   4      SOURCE OF FUNDS:                                               WC
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                            |_|
------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION:         United Kingdom
------------------------------------------------------------------------------
                          7    SOLE VOTING POWER   1,282,917 Common Shares

           NUMBER OF      -----------------------------------------------------
            SHARES
         BENEFICIALLY     8    SHARED VOTING POWER       0
           OWNED BY       -----------------------------------------------------
             EACH         9    SOLE DISPOSITIVE POWER   1,282,917 Common Shares
           REPORTING      -----------------------------------------------------
            PERSON        10   SHARED DISPOSITIVE POWER   0
             WITH
------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,917 Common Shares
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                    |_|
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11          40.4% *
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                    BD
------------------------------------------------------------------------------

* Barclays's current holdings of 1,282,917 shares (the total of 1,030,454 Common Shares, 40,643 Series A Warrants and 211,819 Series B Warrants) is equal to 40.4% of 2,805,369 shares (the total of 2,552,907 Common Shares outstanding as of February 28, 2001, 40,643 Series A Warrants held by Barclays and 211,819 Series B Warrants held by Barclays) . Barclays's current holdings of 1,282,917 shares is equal to 27.0% of 4,752,462 (the total of 4,500,000 Common Shares upon full distribution of all common shares according to the Plan, 40,643 Series A Warrants held by Barclays and 211,819 Series B Warrants held by Barclays). As of the date of this filing, Barclays was in possession of (i) all of its Series A Warrants, (ii) only 682,859 Common Shares, because the 346,717 Common Shares to be issued pursuant to the exchange of the Senior Subordinated Euro Notes have not been issued yet, and 878 Common Shares to be issued pursuant to the exchange of a lost Junior Subordinated Note in the amount of $480,000 have not been issued yet; and (iii) only 206,398 Series B Warrants, because 5,421 Series B Warrants to be issued pursuant to the exchange of a lost Junior Subordinated Note in the amount of $480,000 have not been issued yet.


Item 1.  Security and Issuer.

         This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to the common stock, without par value, of Tokheim
Corporation, an Indiana corporation (the "Company"). The address of the Company's principal executive offices is 10501 Corporate Drive, Fort Wayne, Indiana, 46801.

Item 2.  Identity and Background.

Barclays Capital Securities Limited is a wholly owned, broker-dealer subsidiary of Barclays Bank PLC. Barclays Bank PLC is a public limited company organized under the laws of England and Wales, and Barclays Capital Securities Limited is a limited liability company organized under the laws of England and Wales (together, the "Barclays Group"). The principal address for both reporting entities is 54 Lombard Street, London, England EC3P 3AH.

During the last five years, neither of the reporting entities has been convicted in a criminal proceeding nor has either been a party to a civil proceeding of a judicial or administrative body.

Item 3.  Source and Amount of Funds or Other Consideration.

Under the terms of the Joint Prepackaged Plan of Reorganization of Tokheim Corporation and its Subsidiary Debtors dated August 16, 2000 (the "Plan"), the holders of the Bank Debt, including the Barclays Group, obtained, among other consideration, Series A Senior Preferred Stock and Series A Warrants. The holders of Senior Subordinated Notes, including the Barclays Group, received New Common Stock. The holders of Junior Subordinated Notes, including the Barclays Group, received a combination of New Common Stock and Series B Warrants.

The Barclays Group used $10,762,478 in funds from available cash to purchase the Senior Subordinated Euro Notes of the Company and $5,934,517 in funds from available cash to purchase the Senior Subordinated Dollar Notes of the Company. The Senior Subordinated Notes were converted into the right to receive Common Stock.

The Barclays Group used $11,417,999 in funds from available cash to purchase the Junior Subordinated Notes of the Company. The Junior
Subordinated Notes were converted into the right to receive Common Stock and Series B Warrants.

The Barclays Group used $10,106,126 in funds from available cash to purchase the Bank Debt of the Company. These Secured Lender Claims were converted into the right to receive Series A Senior Preferred Stock and Series A Warrants.

Item 4.  Purpose of the Transaction.

The purpose of the transactions which converted certain holdings of the Barclays Group into Common Stock was to carry out and participate in the Plan. The purpose of the initial acquisitions of Senior Subordinated Notes, Junior Subordinated Notes and Bank Debt was investment.

Item 5.  Interest in Securities of the Issuer.

(a) Pursuant to the Plan, the Company is expected to have 4,500,000 shares of Common Stock outstanding and 10,000 shares of Series A Senior Preferred Stock outstanding. An additional 678,334 shares of Common Stock are issuable upon exercise of the Series A Warrants at an exercise price of $0.01 per share.

Based on such information, the reporting entities report the following direct holdings of the Common Stock and corresponding percentage interest of total common shares outstanding: Barclays Capital Securities Ltd. reports direct holdings of 1,282,917 shares of Common Stock (40.4%). Barclays's current holdings of 1,282,917 shares (the total of 1,030,454 Common Shares, 40,643 Series A Warrants and 211,819 Series B Warrants) is equal to 40.4% of 2,805,369 shares (the total of 2,552,907 Common Shares outstanding as of February 28, 2001, 40,643 Series A Warrants held by Barclays and 211,819 Series B Warrants held by Barclays) . Barclays's current holdings of 1,282,917 shares is equal to 27.0% of 4,752,462 (the total of 4,500,000 Common Shares upon full distribution of all common shares according to the Plan, 40,643 Series A Warrants held by Barclays and 211,819 Series B Warrants held by Barclays). As of the date of this filing, Barclays was in possession of (i) all of its Series A Warrants, (ii) only 682,859 Common Shares, because the 346,717 Common Shares to be issued pursuant to the exchange of the Senior Subordinated Euro Notes have not been issued yet, and 878 Common Shares to be issued pursuant to the exchange of a lost Junior Subordinated Note in the amount of $480,000 have not been issued yet; and (iii) only 206,398 Series B Warrants, because 5,421 Series B Warrants to be issued pursuant to the exchange of a lost Junior Subordinated Note in the amount of $480,000 have not been issued yet.

Barclay's Bank PLC holds 599 shares of Series A Senior Preferred Stock with a stated value of $10.00 per share, 40,643 Series A Warrants to purchase Common Stock at an exercise price of $0.01 per share, and 211,819 Series B Warrants to purchase Common Stock at an exercise price of $30.00 per share.

The holders of the Series A Senior Preferred Stock of the Company, voting as a class, have the right to elect two of the nine members of the board of directors. Upon a default in the payment when due of the principal of any of the Special Loans, the board of directors of the Company shall be increased to fifteen and the Series A Senior Preferred Stockholders will be entitled to elect eight of the fifteen directors.

(b) 1,282,917 shares of Common Stock are held by Barclays Capital
Securities Ltd. The Barclays Group has sole voting power and sole disposition power over the shares.

(c) Not applicable

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

         The following documents are being filed as exhibits to this Statement and are each incorporated by reference herein.

None.


                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 23, 2001

                                            BARCLAYS BANK PLC

                                            By:     /s/ James Algar
                                                    --------------------------
                                            Name:   James Algar
                                            Title:  Associate Director


                                            BARCLAYS CAPITAL SECURITIES LTD.

                                            By:     /s/ James Algar
                                                    --------------------------
                                            Name:   James Algar
                                            Title:  Associate Director